UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

OSL HOLDINGS INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

[67105N201]

(CUSIP Number)

Richard Barsom

322 West 14th Street

New York, NY 10014

(212) 707-0207

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 6, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.		Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Richard Barsom.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [ ]
(b) [ ]

3.		SEC Use Only

4.		Source of Funds (See Instructions)

PF (personal funds)

5.		Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
[ ]

6.		Citizenship or Place of Organization
United States

Number of	7.	Sole Voting Power
Shares		14,421,000
Beneficially
Owned by	8.	Shared Voting Power
Each		0
Reporting
Person	9.	Sole Dispositive Power
With		14,421,000

	10.	Shared Dispositive Power
		0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
14,421,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
[ ]

13.	Percent of Class Represented by Amount in Row (11)
9.48%(1)

14.	Type of Reporting Person (See Instructions)
CO

(1) This percentage is calculated based on 152,207,316 shares of the Common Stock outstanding as of January 21, 2014, as disclosed in the Issuer’s Form 10-Q for the quarter ended November 30, 2013 as filed with the Securities and Exchange Commission on January 21, 2014.

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the common stock, $0.001 par value (“Common Stock”), of OSL HOLDINGS INC., a Nevada corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 60 Dutch Hill Road, Suite 13, Orangeburg, NY, 10962.

Item 2. Identity and Background.

(a)	This statement is filed by and on behalf of Richard Barsom .

(b)	Mr. Barsom’s principal business address is 322 West 14th Street, New York, NY 10014

(c)	Mr. Barsom’s principal business is personal investing.

(d)	During the last five years, Mr. Barsom has not been convicted in a criminal proceeding.

(e)	During the last five years, Mr. Barsom has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Barsom is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

Mr. Barsom acquired the shares of Common Stock of the Issuer by way of private purchases with the use of his personal funds.

Item 4. Purpose of Transaction.

Mr. Barsom holds the Issuer’s securities for investment purposes. Mr. Barsom intends to participate in and influence the affairs of the Issuer only with respect to its voting rights associated with its shares of common stock. Mr. Barsom does not have any present plans or proposals that relate to or would result in the occurrence of any of the events or matters described in Item 4(a)-(j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)	Mr. Barsom beneficially owns 14,421,000 shares of Common Stock of the Issuer, representing approximately 9.48% of the outstanding shares of Common Stock. The denominator used to calculate the foregoing percentage is the number of shares of Common Stock outstanding as of January 21, 2014, as reported on the Issuer’s Form 10-Q for the quarter ended November 30, 2013 as filed with the Securities and Exchange Commission on January 21, 2014.

(b)	The information set forth in Item 5(a) of this Schedule 13D is incorporated herein by reference. Mr. Barsom has sole voting power and sole dispositive power over the shares of Common Stock, and does not have shared voting power or shared dispositive power over any shares of Common Stock.

(c)	Except as reported above in Item 3, Mr. Barsom has not affected any transactions in the Common Stock during the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth under Items 3, 4 and 5 and the agreement referred to herein is incorporated herein by reference. Other than as set forth herein, Mr. Barsom: (i) holds no options to purchase shares of Common Stock, (ii) has no interest in any other securities of the Issuer, and (iii) is not a party to an agreement in which it shall receive additional securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 28, 2014

/s/ Richard Barsom
Richard Barsom